Exhibit 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Three months ended March 31,	2011
Earnings:
Income from continuing operations before income taxes	$505
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(31)
Fixed charges added to earnings	121
Distributed income of less than 50 percent-owned persons	27
Amortization of capitalized interest:
Consolidated	10
Proportionate share of 50 percent-owned persons	—

Total earnings	$632

Fixed Charges:

Interest expense:
Consolidated	$111
Proportionate share of 50 percent-owned persons	—

$111

Amount representative of the interest factor in rents:
Consolidated	$10
Proportionate share of 50 percent-owned persons	—

$10

Fixed charges added to earnings	$121

Interest capitalized:
Consolidated	$28
Proportionate share of 50 percent-owned persons	—

$28

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$149

Ratio of earnings to fixed charges	4.2